FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For October 16, 2007

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) is pleased to announce initial assay results from rock grab samples collected in July 2007 during ground evaluation work at the North Rae Uranium Project in the Ungava Bay region of northern Quebec, Canada. The results confirm uranium mineralization associated with previously identified high-priority radioactive targets. NWT’s exploration model focuses on high-tonnage, near-surface uranium targets amenable to open-pit mining.

“Our ongoing work at North Rae has confirmed the presence of uranium, providing further evidence of the area’s potential to host a new uranium district,” said Marek J. Kreczmer, President and CEO of NWT Uranium. “While our work to date has returned some high-grade uranium values of up to 0.64% U3O8 from rock grab samples, we are particularly encouraged by the fact that a significant number of these results fall in the range of known deposits in Namibia. This same type of large, near-surface deposit with potential to be recovered by low-cost bulk mining methods is exactly what we are targeting at North Rae.”

Initial Rock Sample Results

Assay results from 234 widely spaced surface rock grab samples collected at the Tasialuk, Tasik, Jonas, Aqpiq, Ilaluga, 46, Rae-1 (Amittujaq) and Torrent zones and adjacent areas reveal values of up to 0.64% U3O8. Of these 234 samples, a total of 78 returned values over 0.012% U3O8 (100 ppm uranium). All samples are widely spaced, which underscores the regional nature of the mineralized system.

At Tasialuk, 27 of 108 samples reveal uranium values over 0.012% U3O8, including a proximal boulder that returned a value of 0.192% U3O8 and a grab sample that returned 0.09% U3O8. The zone covers a total length of 2,624 feet (800 meters).

Assay results from the Tasik zone reveal values of up to 0.151% U3O8. Of these 64 samples, a total of 17 returned values over 0.012% U3O8. The 17 samples cover a 2,624-foot (800-meter) area.

At Jonas, four of seven samples returned uranium values over 0.012% U3O8, including two samples that returned 0.64% and 0.27% U3O8 respectively. The four samples are distributed over a total length of 820 feet (250 meters). At Aqpiq, one of two grab samples returned a value of 0.113% U3O8.

Samples from the Ilaluga zone were also evaluated, with seven of 16 samples returning values above 0.012% U3O8, including one sample that returned 0.035% U3O8. The seven samples are distributed over a total length of 4,068 feet (1,240 meters). At zone 46, one of two grab samples returned a value of 0.05% U3O8.

Ten of 11 samples from the Rae-1 (Amittujaq) zone recorded values over 0.012% U3O8, with four samples returning 0.218%, 0.195%, 0.094% and 0.093% U3O8 respectively. The 10 samples cover a total length of 7,873 feet (2,400 meters).

At Torrent, 10 of 18 samples returned uranium values above 0.012% U3O8, including one sample that returned 0.1% U3O8. The 10 samples are distributed over a total length of 2,700 feet (822 meters).

In these eight zones, uranium values are related to pegmatitic dykes as individual dykes or dyke swarms in contact with gneissic rocks (sulphide-bearing paragneiss, granitic gneiss). The dykes are sub-horizontal and sub-vertical to steeply dipping. Yellow minerals, likely resulting from the superficial alteration of primary uranium-bearing minerals, have been observed on four of these zones. A map showing the location of the eight zones will be made available on the NWT Uranium web site at www.northwestmineral.com.

The table below provides details of samples that returned values above 0.018% U3O8 (150 ppm uranium).

SAMPLE ID	URANIUM ppm	U3O8 ppm	U3O8%
592-9437	5410	6378	0.638
592-9438	2290	2700	0.270
592-9224	1850	2181	0.218
592-9223	1650	1945	0.195
592-9303	1630	1922	0.192
592-9026	1280	1509	0.151
592-9102	958	1129	0.113
592-9426	896	1056	0.106
592-9120	796	938	0.094
592-9412	791	933	0.093
592-9110	745	878	0.088
592-9101	726	856	0.086
592-9420	672	792	0.079
592-9363	662	780	0.078
592-9221	620	731	0.073
592-9051	560	660	0.066
592-9222	502	592	0.059
592-9353	478	564	0.056
592-9119	462	545	0.054
592-9089	444	523	0.052
592-9427	434	512	0.051
592-9350	426	502	0.050
592-9430	380	448	0.045
592-9028	377	444	0.044
592-9007	305	360	0.036
592-9153	301	355	0.035
592-9368	299	353	0.035
592-9429	287	338	0.034
592-9568	278	328	0.033
592-9094	249	294	0.029
592-9431	247	291	0.029
592-9413	241	284	0.028
592-9400	238	281	0.028
592-9048	231	272	0.027
592-9208	223	263	0.026
592-9004	221	261	0.026
592-9367	220	259	0.026
592-9100	216	255	0.025
592-9300	211	249	0.025
592-9528	207	244	0.024
592-9112	195	230	0.023

592-9311	195	230	0.023
592-9040	194	229	0.023
592-9111	190	224	0.022
592-9019	187	220	0.022
592-9411	178	210	0.021
592-9158	176	208	0.021
592-9044	173	204	0.020
592-9324	170	200	0.020
592-9047	169	199	0.020
592-9366	169	199	0.020
592-9570	164	193	0.019
592-9053	157	185	0.019
592-9081	154	182	0.018
592-9045	153	180	0.018
592-9090	150	177	0.018
592-9118	150	177	0.018
592-9325	150	177	0.018

Additional rock sample results from the 2007 ground exploration program will be announced as they are received and compiled.

Some of the assays returned were below the detection limits of the analytical techniques used to analyze samples. Six samples were collected in areas adjacent to the zones listed above.

In total, eight NQ diamond drill holes covering 1,843 feet (562 meters) were completed before the early onset of winter conditions in the Ungava Bay region. The program was concluded for the season in the first week of October, more than one month earlier than NWT had originally scheduled, because of adverse weather conditions. It is also unsafe for NWT’s helicopter pilots to fly in this weather, which makes it impossible to move the drill from location to location.

Sites tested in this initial phase of drilling include recently identified radioactive targets and other high-priority areas in three zones - Tasik, Tasialuk and Jonas. The aim of the program was to test uranium spectrometric anomalies, yellow alteration mineral occurrences and areas that have returned anomalous uranium values. Drilling was being conducted by Forage à Diamant Benoit Ltée of Val d’Or, Quebec.

NWT has the right to earn up to 65% ownership of North Rae from Azimut Exploration Inc., as announced in a press release dated March 6, 2006.

Quality Assurance

Grab samples from all zones, collected during 2007 ground evaluation, were submitted to Saskatchewan Research Council of Saskatoon for analysis using aqua regia partial digestion followed by ICP. Industry standard Quality Control/Quality Assurance protocols have been implemented, including insertion of certified reference material for drill core samples.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: October 16, 2007